December 27, 2024

VIA EMAIL AND EDGAR

Christina Chalk and David Plattner

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Air Products & Chemicals, Inc.

Dear Ms. Chalk and Mr. Plattner:

We are writing on behalf of our client, Mantle Ridge LP (“Mantle Ridge”), in response to Ms. Chalk’s telephonic request on December 26, 2024 that we provide Mantle Ridge’s previously filed analysis in support of statements made in certain materials recently filed by Mantle Ridge with the United States Securities and Exchange Commission. The relevant portions of the presentation filed by Mantle Ridge1 including such analysis are attached hereto as Annex A. Going forward, Mantle Ridge will either include or cross-reference this analysis when making such statements.

Please do not hesitate to contact me at (212) 504-5757 with any questions or further comments you may have or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand

Richard Brand, Esq.

Via e-mail:

cc: Stephen Fraidin, Cadwalader, Wickersham & Taft LLP

Gregory P. Patti, Jr., Cadwalader, Wickersham & Taft LLP

1 See “Refreshing Air Products” (filed by Mantle Ridge) (Dec. 17, 2024)

(https://www.sec.gov/Archives/edgar/data/2969/000110465924129085/tm2428686d12_dfan14a.htm).

Annex A

…Instilling Best-in-Class Capital and Operating Discipline, Driving Substantial Shareholder Value

Entrenched Status Quo	Refreshed Board & New Leadership
Operational and Financial Performance	
× **Undisciplined capital allocation**, pursuing **high-risk, low-return** non-core projects	✓ Restore **capital allocation discipline**, pursuing **projects consistent with the core** *(including clean hydrogen, structured correctly)*
× **Industry-worst return on capital** due to mediocre returns on substantial capex spend	✓ **High return on capital**, with capital discipline supported by skillful underwriting and execution
× **Poor operating performance** *vs.* peers driven by **excess costs from projects** outside core and **lesser productivity**	✓ **Operational efficiency** through **reduction in excess costs** and core business **productivity**
× Various projects **poorly underwritten and executed**, now **claiming to pivot to clean up** in reaction to shareholder pressure	✓ Challenged projects should be objectively **derisked and optimized**, with expertise, transparency, and for maximum value
Valuation and Shareholder Returns	
× **Industry-worst five-year TSR** (50% *vs.* 93-171% for peers and 111% for S&P 500)	✓ Change agents have record of **best-in-class total shareholder returns**, with opportunity to **deliver material upside**
× **Valuation multiple (P/E) downside (-20%)** potential, reflecting **reversion to wider discount** to peer	✓ **Valuation multiple (P/E) upside (+15-20%)**, on top of share price increase post-activism, to best-in-class
× **Significant value destruction likely** to persist, shares may revert to **~$245 based on average discount over past year**	✓ Substantial value creation, with **shares worth ~$425** (present value), with durable, low-risk, **long-term compounding**

MANTLE RIDGE
6

Air Products’ Shares Should Appreciate Significantly with Confirmation of Upgraded Leadership and Governance Source: MR estimates. Current market valuation and consensus estimates per Bloomberg as of 12/12/2024. (1) Applies Unaffected Multiple (current LIN NTM multiple multiplied by APD's 1yr average multiple discount vs. LIN from unaffected date 10/4/2024) to consensus FY'25 EPS. (2) Applies LIN current NTM multiple to consensus APD FY'25 EPS + Above - Peer CIP at 1x Book Value (3) Applies LIN current NTM multiple to run - rate impact of margin actions expected by FY'27 (discounted back to PV). Valuation Multiple ▪ Higher multiple with new leadership (~15 - 20% upside) ▪ Close remaining multiple gap vs. Linde; headline multiple understates discount due to APD’s above - peer CIP ($30/share); math above assumes CIP valued at 1x BV Margin Expansion Realizable within 3 years, impact present valued : ▪ ~ $ 1 . 00 + EPS (~ 250 bps margin) from excess engineering and development costs tied to expanded scope of mega projects ▪ ~$0.50 - $1.50 EPS from ~100 - 300bps of margin opportunity, partially closing EBIT margin and ROIC gap vs. Linde Enhanced Value of Above - Peer CIP ▪ Increase transparency and enhance value of Above - Peer CIP under new leadership ▪ Assumes half turn premium to BV (+0.5x) B C A We believe APD is worth ~$425+ (present value) under new leadership, with a long runway of double - digit annual compounding Value Under New Leadership & Refreshed Board (Present Value per Share) $16 $423 $246 $65 $311 $54 $42 Status Quo¹ Shareholder Influence Current Price Valuation Multiple² Margin Expansion³ Enhanced Value of Above - Peer CIP Value w/ New Leadership *Optimism for upgraded CEO and governance *Strategy pivot: APD partially walking back misguided strategy ~$425 ~$245 ~$55 Tightened multiple gap vs. Linde (including a ~10% stock price increase on MR announcement) ~$65 ~$310 ~$40 A B ~$15 C Upside from new leadership Sell - Side Commentary: " ... the stock could be worth $400+ if the activists succeed… If current management prevails, we expect the stock to fall >20%." - Redburn Atlantic, 10/25/2024 Long - term, steady, double - digit compounder 23

APD’s Shares Should Appreciate Significantly with Confirmation of Upgraded Leadership and Governance Shares are worth $425+ (>35% upside, present value) under best - in - class leadership ▪ Upgrade leadership and governance ▪ Optimize core industrial gas business, including profitability ▪ Credibly and exclusively pursue growth capex fitting within the core industrial gas model ▪ Maximize value of ongoing projects ▪ Increase transparency Valuation Multiple 109 Excess Costs Related to Scope Exp. of Projects Enhanced Value of Construction - in - Progress Efficiency Opportunity in Core Business Upside Drivers Path Forward

Air Products’ Shares Should Appreciate Significantly with Confirmation of Upgraded Leadership and Governance Source: MR estimates. Current market valuation and consensus estimates per Bloomberg as of 12/12/2024. (1) Applies Unaffected Multiple (current LIN NTM multiple multiplied by APD's 1yr average multiple discount vs. LIN from unaffected date 10/4/2024) to consensus FY'25 EPS. (2) Applies LIN current NTM multiple to consensus APD FY'25 EPS + Above - Peer CIP at 1x Book Value (3) Applies LIN current NTM multiple to run - rate impact of margin actions expected by FY'27 (discounted back to PV). Valuation Multiple ▪ Higher multiple with new leadership (~15 - 20% upside) ▪ Close remaining multiple gap vs. Linde; headline multiple understates discount due to APD’s above - peer CIP ($30/share); math above assumes CIP valued at 1x BV Margin Expansion Realizable within 3 years, impact present valued : ▪ ~ $ 1 . 00 + EPS (~ 250 bps margin) from excess engineering and development costs tied to expanded scope of mega projects ▪ ~$0.50 - $1.50 EPS from ~100 - 300bps of margin opportunity, partially closing EBIT margin and ROIC gap vs. Linde Enhanced Value of Above - Peer CIP ▪ Increase transparency and enhance value of Above - Peer CIP under new leadership ▪ Assumes half turn premium to BV (+0.5x) B C A We believe APD is worth ~$425+ (present value) under new leadership, with a long runway of double - digit annual compounding Value Under New Leadership & Refreshed Board (Present Value per Share) $16 $423 $246 $65 $311 $54 $42 Status Quo¹ Shareholder Influence Current Price Valuation Multiple² Margin Expansion³ Enhanced Value of Above - Peer CIP Value w/ New Leadership *Optimism for upgraded CEO and governance *Strategy pivot: APD partially walking back misguided strategy ~$425 ~$245 ~$55 Tightened multiple gap vs. Linde (including a ~10% stock price increase on MR announcement) ~$65 ~$310 ~$40 A B ~$15 C Upside from new leadership Sell - Side Commentary: " ... the stock could be worth $400+ if the activists succeed… If current management prevails, we expect the stock to fall >20%." - Redburn Atlantic, 10/25/2024 Long - term, steady, double - digit compounder 111